SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR INTENDS TO RE-BID FOR AER LINGUS IF THE EC GRANTS PHASE II APPROVAL

Following today's (29 Aug) decision of the European Commission to refer the acquisition of Aer Lingus to Phase II, Ryanair's Offer lapses, in accordance with the Takeover Rules, with immediate effect, and all acceptances of the Offer to date are void.

Ryanair intends to re-bid for Aer Lingus if the European Commission clears its offer following its Phase II review.  The making of any such Further Offer will require consent* of the Takeover Panel to a derogation from the prohibition on making a further offer within twelve months after the date on which the original Offer lapsed.

In keeping with its policy to date, Ryanair will not make any comment other than the above on this process.

*The relevant Notes to the Takeover Rules specifically provide that the Panel may grant consent in circumstances where a previous offer has lapsed as a result of a Phase II review by the European Commission, if following Phase II approval by the Commission, a new offer is made within 21 days of the issue of such a clearance.

Ends.

Enquiries:

Ryanair Howard Millar	Telephone: +353 1 812 1212
Edelman
Joe Carmody	Telephone: +353 1 678 9333

This announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities.

The directors of Ryanair and Coinside accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Ryanair and Coinside (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information. Ryanair's Offer was made on its behalf by its wholly owned subsidiary, Coinside Limited.

Davy Corporate Finance, which is regulated in Ireland by the Central Bank, is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and any Further Offer, and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Davy Corporate Finance nor for providing advice in relation to the Offer and any Further Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Morgan Stanley & Co. Limited is acting exclusively for Ryanair and Coinside and no one else in connection with the Offer and any Further Offer and will not be responsible to anyone other than Ryanair and Coinside for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Offer and any Further Offer, the contents of this announcement, the Offer Document or any transaction or arrangement referred to in this announcement.

Terms defined in the Offer Document have the same meaning in this announcement unless otherwise stated.

Under the provisions of the Takeover Rules, if any person is, or becomes, 'interested' (directly or indirectly) in, 1 percent, or more of any class of 'relevant securities' of Aer Lingus or Ryanair, all 'dealings' in any 'relevant securities' of Aer Lingus or Ryanair (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by not later than 3:30 pm (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Further Offer becomes effective or on which the associated 'offer period' otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an 'interest' in 'relevant securities' of Aer Lingus or Ryanair, they will be deemed to be a single person for the purpose of Rule 8.3 of the Takeover Rules.

Under the provisions of Rule 8.1 of the Takeover Rules, all 'dealings' in 'relevant securities' of Aer Lingus by Ryanair or 'relevant securities' of Ryanair by Aer Lingus, or by any of their respective 'associates' must also be disclosed by no later than 12 noon (Dublin time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed can be found on the Panel's website at www.irishtakeoverpanel.ie.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Rules, which can also be found on the Irish Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 August, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary